SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of		2015
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

P.O. BOX 65161 North Hill NW Calgary, AB T2N 4T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated February 2, 2015

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

For Immediate Release	February 2, 2015

Sonde Resources Corp. Files for Bankruptcy

CALGARY, ALBERTA - (Marketwired- February 2, 2015) - Sonde Resources Corp. ("Sonde" or the "Company") (TSXV:SOQ) (NYSE MKT:SOQ) announced today that it has filed a voluntary assignment in bankruptcy pursuant to the provisions of the Bankruptcy and Insolvency Act (Canada). In conjunction with this filing, FTI Consulting Canada Inc. has been appointed as Trustee in Bankruptcy.

Since 2012, Sonde has been pursuing alternatives for the Joint Oil Block. Most recently, in March of 2014, Sonde announced that it had engaged Taylor-DeJongh, Inc. (“Taylor-DeJongh”) to initiate a process to explore and evaluate potential strategic alternatives to enhance shareholder value with regard to the Joint Oil Block. Sonde’s Management and Taylor-DeJongh have actively pursued all prospects and options available to the Company to complete a transaction that would satisfy Sonde's significant financial commitments under the Exploration and Production Sharing Agreement ("EPSA") covering the Joint Oil Block but have been unable to secure and consummate such a transaction. Potential investors advised the Company and Taylor-DeJongh that the complexity of the Zarat development, the high inert gas content, the extensive capital needed to advance the Company's development plans and the lack of progress on Tunisian government approval of the Unitization and Unit Plan of Development of the Zarat Field (after over three years of negotiations), coupled with the three exploratory well obligations, were the key deterrents to proceeding with such a transaction.

On December 15, 2014 Sonde announced that it had executed an Exclusivity and Sale and Purchase Agreement with an arm's length party (the "Exclusivity Agreement"), providing for a 90-day period of exclusivity during which the parties would negotiate in good faith the terms of definitive documentation (Sale and Purchase Agreement and ancillary agreements) to complete the sale of the shares of Sonde North Africa B.V. ("Sonde BV"), the Company's wholly owned subsidiary that is the party to the EPSA (the "Acquisition"). Under the terms of the Exclusivity Agreement the Company was to receive US$2 million (the "Prepayment”) of the US$8 million purchase price in two instalments: US$1 million upon the satisfaction of certain conditions relating to transfer of certain assets held by Sonde BV to the purchaser and US$1 million on January 31, 2015. The Company required the Prepayment to fund its expenses in connection with the negotiation of the definitive documentation relating to the Acquisition and for working capital. However, due to objections from Joint Oil, to date, the initial payment of US$1 million of the Prepayment has not been received and the Company has exhausted substantially all of its working capital.

In addition, Joint Oil has rejected the request by Sonde to defer the remaining two commitment wells, one of the conditions precedent for the Exclusivity Agreement, and demanded the payment of US$15 million pursuant to the corporate guarantee issued by Sonde in support of the second well commitment under the EPSA.

Toufic Nassif, Chief Executive Officer of the Company, stated that "We at Sonde are extremely disappointed that this latest rejection by Joint Oil, under the watch of the Tunisian authorities, was apparently done with total disregard to the critical importance of the US$ 1.6 billion Zarat Development to the Tunisian economy and to satisfying the immediate natural gas needs of Tunisia. Furthermore, we believe this rejection was made with the full knowledge of Joint Oil and the Tunisian authorities that it would lead to the insolvency of Sonde, despite the extensive investments made by Sonde over the past five years. These investments include the drilling of the Zarat North - 1 well, two alternative pre-front-end engineering design development plans for the Zarat Field, the acquisition, processing and the evaluation of more than 900 sq. km. of 3D seismic in both Tunisian and Libyan waters and the well planning and purchase of long lead materials for the Fisal exploratory well. All of these investments clearly demonstrated Sonde’s dedication and commitment to the natural resource sector in Tunisia and the entire Joint Oil Block. Since January 2012, Sonde has actively sought partners that could meet the substantial financial and technical commitments of the Joint Oil Block. On more than one occasion we have presented potential transaction partners (including one with whom we signed a farmout letter of intent in May 2014) only to be frustrated by Joint Oil." As a consequence of these circumstances, the Board of Directors of Sonde authorized the bankruptcy filing as Sonde is unable to meet its financial commitments under the EPSA and otherwise, and it has now exhausted substantially all of its working capital.

The Company also announced that all of the officers and directors of the Company have resigned and that the Company will remain suspended from trading pursuant to the policies of the TSX Venture Exchange. Any inquiries with respect to the Company or its assets can be made to FTI Consulting Canada Inc., Attention: Brett Wilson, direct: +1 403.470.4054 email: Brett.Wilson@fticonsulting.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sonde Resources Corp.
(Registrant)

Date:	February 2, 2015	By:	/s/ Cheryl Clark

	Name & Title:		Cheryl Clark, Assistant Corporate Secretary